The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended July 31, 2000, $2,366 distributed in connection with Fund share redemptions increased paid-in capital and increased accumulated net realized loss. Net assets of the Fund were unaffected by the reclassifications.